SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*


       	                Quality Dining, Inc.
                      ------------------------
                         (Name of Issuer)



                       Common Stock, No Par Value
                  ---------------------------------
                   (Title of Class of Securities)


                            74756P 10 5
                       ---------------------
                           (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[ ]	 Rule 13d-1(b)
	[ ] 	Rule 13d-1(c)
	[X]	 Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5
          -----------

1.	Names of Reporting Persons
  	I.R.S. Identification Nos. of Above Persons (entities only)

  	Daniel B. Fitzpatrick

2.	Check the Appropriate Box if a Member of a Group

   Not Applicable

3.	SEC Use Only

4.	Citizenship or Place of Organization
  	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

5.	Sole Voting Power

		 2,297,209 shares (1)

6.	Shared Voting Power

		-0-

7.	Sole Dispositive Power

 		2,297,209 shares (1)

8.	Shared Dispositive Power

		-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

  	2,297,209 shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [     ]

   	Not Applicable



(1) Includes presently execisable stock options to purchase 23,200 shares.


11.	Percent of Class Represented by Amount in Row (9)

   	18.2%

12.	Type of Reporting Person

   	IN

Item 1(a).	  Name of Issuer.
             --------------
           		Quality Dining, Inc.

Item 1(b).	  Address of Issuer's Principal Executive Offices.
             -----------------------------------------------
           		4220 Edison Lakes Parkway
		           Mishawaka, Indiana  46545

Item 2(a).	  Name of Person Filing.
             ---------------------
           		Daniel B. Fitzpatrick

Item 2(b).	  Address of Principal Business Office, or, if none, Residence.
             -------------------------------------------------------------
           		Daniel B. Fitzpatrick
		           4220 Edison Lakes Parkway
		           Mishawaka, Indiana  46545

Item 2(c).	  Citizenship.
             -----------
		           United States of America

Item 2(d).	  Title of Class of Securities.
             ----------------------------
           		Common Stock, no par value

Item 2(e).	  CUSIP Number.
             ------------
		           74756P 10 5

Item 3.		    If this statement is filed pursuant to Sections 240.13d-1(b)
             or 240.13d-2(b) or (c), check whether the person filing is a:
             -------------------------------------------------------------

(a)  [   ]		Broker or dealer registered under Section 15 of the Act;

(b)  [   ]		Bank as defined in Section 3(a)(6) of the Act;

(c)  [   ]		Insurance Company as defined in Section 3(a)(19) of the Act;

(d)  [   ]		Investment Company registered under Section 8 of the Investment
            Company Act of 1940;

(e)  [   ]		An Investment adviser in accordance with Section 240.13d-
           	1(b)(1)(ii)(E);

(f)  [   ]		An employee benefit plan, or endowment fund in accordance with
           	Section 240.13d-1(b)(1)(ii)(F);

(g)  [   ]		A parent holding company or control person in accordance with
           	Section 240.13d-1(b)(1)(ii)(G);

(h)  [   ]		A savings association as defined in Section 3(b) of the Federal
           	Deposit Insurance Act;

(i)  [   ]		A church plan that is excluded from the definition of an investment
           	company under Section 3(c)(14) of the Investment Company Act of
 	          1940;

(j)  [   ]		Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable


Item 4.		  Ownership.
           ---------

Item 4(a).	Amount Beneficially Owned.
           -------------------------
         		2,297,209 shares (1)

Item 4(b).	Percent of Class:
           ----------------
		         18.2%

Item 4(c).	Number of shares as to which such person has:
           --------------------------------------------
         		(i) 	Sole power to vote or direct the vote:

             			2,297,209 (1)

        		 (ii)	Shared power to vote or to direct the vote:

            			-0-


(1)   Includes presently exercisable stock options to purchase 23,200 shares.



        		(iii)	 Sole power to dispose or to direct the disposition of:

              			2,297,209 (1)

        		(iv)	  Shared power to dispose or to direct the disposition of:

              			-0-

Item 5.		Ownership of Five Percent or Less of a Class.
         ---------------------------------------------
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
         following [   ].

       		Not Applicable

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------
       		Not Applicable

Item 7.		Identification and Classification of the Subsidiary which Acquired the
         Security Being Reported on by the Parent Holding Company.
         -----------------------------------------------------------------------
         Not Applicable

Item 8.		Identification and Classification of Members of the Group.
         ---------------------------------------------------------
       		Not Applicable

Item 9.		Notice of Dissolution of Group.
         ------------------------------
       		Not Applicable

Item 10.	Certification.
         -------------
		       Not Applicable.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 2000.		          		/s/ Daniel B. Fitzpatrick
                                      -------------------------
                                      Daniel B. Fitzpatrick

(1) Includes presently exercisable stock options to purchase 23,200 shares.